SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                       Special Devices, Incorporated
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 847409109
                              (CUSIP Number)


Check the following box if a fee is being paid with the statement [X].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 897,500, which constitutes approximately 11.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 7,687,309 shares outstanding.

1.   Name of Reporting Person:

     Connor, Clark & Company, Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Ontario, Canada


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially        6.   Shared Voting Power: 897,500
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 897,500

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     897,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 11.7%


12.  Type of Reporting Person: IA

Item 1(a).     Name of Issuer.

     The name of the issuer is Special Devices, Incorporated (the
"Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 16830 West Placerita Canyon Road, Newhall, California 91321.

Item 2(a).     Names of Persons Filing.

     Connor, Clark & Company, Ltd. (the  Reporting Person )

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of the Reporting Person is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

Item 2(c).     Citizenship.

     The Reporting Person is organized under the laws of Ontario, Canada.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 847409109.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is being filed pursuant to Rule 13d-1(b) under the Act because the Reporting Person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership.

     (a) - (b)

     The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 897,500, which constitutes approximately 11.7% of the outstanding shares of the Stock.

     (c)

     The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 897,500 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     The Reporting Person, which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 since it has the power to vote and/or the power to dispose of the Stock held in securities accounts on behalf of many clients (the
 Clients ), which include, among others, individual private investors, pension funds, foundations and investment partnerships. The Reporting Person does not, however, have any economic or pecuniary interests in the securities held on behalf of its Clients. The Clients are the actual owners of the securities (including the Stock) held in their respective accounts; and they have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such securities (including the Stock). No Client has an interest in dividends or sale proceeds that relates to 5% or more of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is not being filed on behalf of a group.

Item 9.   Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

     By singing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 17, 1996


                            CONNOR CLARK & COMPANY LTD.

                            By:  /s/ Geoffrey K. McCord
                                 Name:  Geoffrey K. McCord
                                 Title:  Chief Financial Officer